Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

The following press release was distributed by Patriot Coal Corporation on July 2, 2008.

NEWS RELEASE

CONTACT:
Janine Orf
(314) 275-3680

FOR IMMEDIATE RELEASE

K. SUSAN BILLIOT JOINS PATRIOT COAL
AS SENIOR VICE PRESIDENT OF HUMAN RESOURCES

ST. LOUIS, July 2 – Patriot Coal Corporation (NYSE: PCX) today announced that K. Susan Billiot has been named Senior Vice President of Human Resources, effective July 15.  In this role, she will be responsible for all human resource functions, including employee relations, compensation, benefits and organizational development.

Ms. Billiot has 15 years of experience leading human resources functions in publicly-traded organizations.  Most recently, she served as Vice President of Human Resources for SYSCO Corporation.  She previously held leadership roles in human resources at Darden Restaurants and Continental Airlines.

“Susan brings to Patriot important experience in employee relations and retention, recruitment, compensation and recognition programs.  Following the completion of our pending acquisition of Magnum Coal, these skills will be invaluable as we prepare to integrate our workforces.  Particularly with the tight labor market in the regions in which we operate, employee retention and being the employer of choice are key to successfully managing our business,” said Patriot Chief Executive Officer Richard M. Whiting.

Billiot holds a Master of Science degree in Human Resources and a Bachelor of Science degree in Business Administration from the University of South Carolina.

About Patriot Coal

Patriot Coal Corporation (the “Company”) is a leading producer and marketer of coal in the eastern United States, with ten Company-operated mines and numerous contractor-operated mines in Appalachia and the Illinois Basin.  The Company ships to electric utilities, industrial users and metallurgical coal customers, and controls approximately 1.3 billion tons of proven and probable coal reserves.  The Company’s common stock trades on the New York Stock Exchange under the symbol PCX.

Important Information for Stockholders

The Company has filed Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal Company (“Magnum”) that includes a definitive proxy statement/prospectus.  Investors and stockholders are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about the proposed issuance.  Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by the Company are available free of charge by contacting investor relations by phone at 314-275-3680, in writing to Janine A. Orf, Director of Investor Relations, or by email to jorf@patriotcoal.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Magnum and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed issuance.  Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008 and in the proxy statement for the Company’s 2008 annual meeting of stockholders filed by the Company with the SEC on April 7, 2008.  Additional information regarding the potential participants in the proxy solicitation and information regarding the interests of such potential participants is included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

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